Exhibit 99.1

RiT Technologies Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As of June 30, 2015 (Unaudited)

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2015

Table of Contents

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets

	June 30	December 31
	2015	2014
	US$ thousands	US$ thousands
Assets
Current Assets:
Cash and cash equivalents	1,232	1,604
Trade receivables, net*	5,951	1,680
Other current assets	431	335
Inventories	3,495	3,617
Total Current Assets	11,109	7,236

Assets held for severance benefits	893	967
Capitalized software development costs, net	193	0
Property and equipment, net	445	471
Total non-Current Assets	1,531	1,438

Total Assets	12,640	8,674

Liabilities and Shareholders' Equity
Current Liabilities:
Trade payables	1,755	967
Other payables and accrued liabilities	1,515	1,554
Total Current Liabilities	3,270	2,521

Principal shareholder convertible loan	3,000	1,000
Liability in respect of employees' severance
benefits	1,168	1,224
Total of non-Current Liabilities	4,168	2,224
Total Liabilities	7,438	4,745

Shareholders' Equity:
Share capital	3,384	3,384
Treasury stock	(27)	(27)
Additional paid-in capital	73,380	72,239
Accumulated deficit	(71,535)	(71,667)
Total Shareholders' Equity	5,202	3,929

Total Liabilities and Shareholders' Equity	12,640	8,674

*
Includes balances in the amounts of $3,343,778 and $288,340 with related parties as of June 30, 2015 and December 31, 2014, respectively and net of the allowance for doubtful accounts in the amount of $382,120 and $796,540 as of June 30, 2015 and December 31, 2014, respectively.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Operations

	Six months ended June 30
	2015	2014
	US$ thousands	US$ thousands
Sales	7,936	3,690

Cost of sales	4,307	2,355

Gross profit	3,629	1,335

Operating expenses:

Research and development, net	825	1,473
Sales and marketing	1,483	2,163
General and administrative	1,145	2,133
Total operating expenses	3,453	5,769

Operating margin / (loss)	176	(4,434)

Financing expenses, net	(44)	(49)

Profit /(Loss) before income tax	132	(4,483)
Taxes on income	-	-

Net Profit /(Loss)	132	(4,483)

Net Profit (Loss) Per Share - Basic and Diluted	0.01	(0.35)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	15,541,306	12,763,218

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Shareholders’ Equity

						Additional
	Deferred	Ordinary	Treasury	Ordinary	Treasury	Paid-In	Accumulated
	Shares*	Shares*	Stock*	Shares	Stock	Capital	Deficit	Total
	Number of Shares			US $ In Thousands

Balance as of January 1, 2014	17,030	12,763,218	2,125	2,782	(27)	66,942	(62,268)	7,429
Conversion of convertible loan from principal shareholder	-	2,778,088	-	602	-	4,456	-	5,058
Issuance of shares	-	-	-	-	-	-	-	-
Issuance of warrants	-	-	-	-	-	-	-	-
Issuance of shares in At-The-Market	-	-	-	-	-	-	-	-
Stock compensation expense	-	-	-	-	-	841	-	841
Net loss for the year	-	-	-	-	-	-	(9,399)	(9,399)
Balance as of December 31, 2014	17,030	15,541,306	2,125	3,384	(27)	72,239	(71,667)	3,929

Issuance of warrants	-	-	-	-	-	955	-	955
Stock compensation expense	-	-	-	-	-	186	-	186
Net margin for the period	-	-	-	-	-	-	132	132
Balance as of June 30, 2015	17,030	15,541,306	2,125	3,384	(27)	73,380	(71,535)	5,202

*
Ordinary Shares – NIS 0.8 par value
Authorized shares: 50,000,000 Ordinary Shares as of June 30, 2015 and December 31, 2014; issued and outstanding Ordinary Shares 15,541,306 as of June 30, 2015 and December 31, 2014 (excluding 2,125 which are held by a subsidiary).
Deferred Shares – NIS 0.1 par value
Authorized shares include 20,230 Deferred Shares, of which 17,030 are issued and outstanding as of June 30, 2015 and December 31, 2014.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30
	2015	2014
	US$ thousands	US$ thousands
Net margin for the period	132	(4,483)
Adjustments to recognize net loss to net cash
used in operating activities:
Severance pay benefits, net	18	59
Depreciation of property and equipment	83	88
Loss from disposal of fixed assets	-	1
Amortization of capitalized software development costs	2	-
Stock compensation expense	186	518

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(4,271)	1,607
Decrease (increase) in other current assets	(96)	(268)
Decrease (Increase) in inventories	122	(709)
Increase (decrease) in trade payables	859	(639)
Interest on principal shareholder convertible loan	-	24
Decrease in other payables and accrued expenses	(39)	(156)

Net cash used for operating activities	(3,004)	(3,958)

Investing activities:
Purchase of property and equipment	(128)	(106)
Capitalization of R&D expenses	(195)	-

Net cash used for investing activities	(323)	(106)

Financing activities:
Proceeds from issuance of Warrants, net	955
Proceeds from principle shareholder loan (Note 9)	2,000	-

Net cash provided by financing activities	2,955	-

Net decrease in cash and cash equivalents	(372)	(4,064)
Cash and cash equivalents at the beginning of the period	1,604	5,194

Cash and cash equivalents at the end of the period	1,232	1,130

Non - cash investing activities
Purchase of property and equipment	5	2

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

RiT Technologies Ltd., an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks.

RiT Technologies Ltd. has a wholly-owned subsidiary in the United States, RiT Technologies Inc. (the “US subsidiary”), which was incorporated in 1993 under the laws of the State of New Jersey.  The US subsidiary is primarily engaged in the selling and marketing in the United States of RiT Technologies Ltd’s products.

In this document the terms the “Company” or “RiT” refer to RiT Technologies Ltd. together with its US subsidiary.

The Company is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of an innovative indoor optical wireless technology solution.

The Company’s IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. The products help companies plan provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector and by government agencies, financial institutions, airport authorities, healthcare and educational institutions.

The Company’s Beamcaster™ product is the first of the Company’s indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, the Company commenced selling initial pilot installations of Beamcaster™.

Based on the most current sales and spending projections, the Company anticipates that its existing capital resources (including, as necessary, the line of credit available under the Convertible Loan Agreement with its majority shareholder (as described in Note 3)) will be adequate to satisfy its working capital and capital expenditure requirements for at least the next twelve months. The Company may need to raise additional funds to support the execution of its long-term growth strategy through drawing down amounts available under the Convertible Loan Agreement or additional capital raises. There is no assurance that the Company will be able to raise additional capital.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation

Statement of compliance

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. They should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s 2014 annual consolidated financial statements, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s annual report on Form 20-F for the year ended December 31, 2014.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015 or for any other future period.

Recently issued accounting standards

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective. The new standard will be effective for the Company beginning January 1, 2017.

Application of the standard prior to its effective date is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Shareholders’ Equity

A.           Share Capital

1.	As of June 30, 2015, the number of the Company’s ordinary shares outstanding was 15,541,306 (excluding 2,125 treasury shares held by a subsidiary).

2.
On June 11, 2009 the Company entered into a Loan Agreement with STINS COMAN (the Loan Agreement and all the amendments and addendums thereto, the "Convertible Loan Agreement"). On June 17, 2009, the Company entered into an Addendum to the Loan Agreement Also on June 17, 2009, the Company’s Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by the Company’s shareholders at the Company’s annual general meeting held on September 14, 2009.

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times via additional addendums/Amendments signed on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17, 2012, August 6, 2012, October 23, 2012  and August 12, 2014 andas of June 30, 2014 was $45 million. At any time commencing October 1, 2009 through December 31, 2016, the Company may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the Maximum Amount) and at intervals of at least 30 days between each call request.

Under the Convertible Loan Agreement, the Company is required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into the Company’s ordinary shares at a conversion price per share equal to the market price of the Company’s ordinary shares on NASDAQ on the day the Company received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

In the six months ended June 30, 2015 the Company drew down $2.0 million under the Convertible Loan Agreement. As of June 30, 2015 the Company has the right to draw an additional $12.1 million under the Convertible Loan Agreement.

3.
During the year ended December 31, 2013, the Company issued 16,028 ordinary shares and raised approximately $55,000 in an at-the-market offering of securities.  After deducting the expenses related to the offering, the Company recorded $3,000, net of expenses, in the statement of shareholders’ equity via the at-the-market offering.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Shareholders’ Equity (cont’d)

A.           Share Capital (cont’d)

4.
On November 27, 2013 the Company closed a $6.0 million (excluding expenses) underwritten public offering of 3,000,000 ordinary shares and warrants to purchase up to 1,500,000 ordinary shares at an offering price of $2.00 per share and $0.01 per warrant. In addition, the underwriter exercised its over-allotment option to purchase warrants to acquire an additional 225,000 ordinary shares at an offering price of $0.01 per warrant. The warrants have a per share exercise price of $2.50, are exercisable immediately, and expire five years from the date of issuance.  In addition, the Company issued the underwriters warrants to purchase up to an aggregate of five percent (5%) of the ordinary shares sold in the offering (150,000 ordinary shares). These warrants are exercisable commencing 12 months after the closing of the public offering and are exercisable in whole or in part for four years thereafter  and have an exercise price equal to 125% of the offering price of the ordinary shares sold ($2.50). The warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol “RITTW.” A registration statement on Form F-1 relating to the offering was filed with the Securities and Exchange Commission. The net amount received by the Company from the offering, after deducting all offering expenses, was $4,946,000.

B.           Share options and Warrants

1.	RiT Technologies Ltd. 2003 Option Plan

In July 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently, administered by the board of directors itself. The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors of the Company or any subsidiary thereof.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. The contractual life of options granted under the plan is six years. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal annual installments.

From January 1, 2015 through June 30, 2015 the Company granted a total of 65,000 options to employees and contractors at exercise prices ranging from $1.25 per ordinary share.

For the six months ended June 30, 2015 and 2014 the Company recorded compensation expense related to the grant of options in the amount of $186,000 and $518,000, respectively.

As of June 30, 2015, the total number of options granted under the 2003 Plan is 1,708,336 and the total number of options outstanding under the 2003 Plan is 672,539. As of June 30, 2015, 654,922 options are available for future grant.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Shareholders’ Equity (cont’d)

2.            RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the Board of Directors of the Company adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase the company’s ordinary shares may be granted to the employees of RiT Technologies, Inc.

As of June 30, 2015, the number of options granted under the RiT Inc. Plan is 27,242 and the number of options outstanding under the RiT Inc. Plan is 3,550. The RiT Inc. Plan expired in May 2009.

3.            RiT Technologies Ltd. Issuance of warrants to Invencom

In June 22nd 2015, the Company issued to Invencom Technologies Ltd. ("Invencom"), an affiliate of the controlling shareholder of the Company (the "Transaction"), a warrant which allows Invencom to purchase up to 6,000,000 ordinary shares of the Company, at an exercise price of $2.5 per share (the “Warrant”).

The purchase price for the Warrant was based on the average market price of the warrants we issued as part of the underwritten public offering we completed on November 27, 2013 (the "Public Warrants"), so that the aggregate purchase amount for the Warrant equaled to: (a) the average market price of the Public Warrants in the ten trading days period prior to the closing of this transaction, multiplied by (b) 6,000,000 (which is the number of the Warrant's underlying Ordinary Shares).

The Parties closed the transaction on June 22, 2015 at 11:30 AM Israel Time (the "Closing"). The purchase price per warrant was closed at US$0.15911 (which was the average market price of the Public Warrants in the ten trading days period prior to the Closing), resulting in an aggregate purchase amount of US$954,660 for the Warrant (the "Purchase Amount"). The Purchase Amount was paid to the Company at the Closing.

The effective date of the Warrant (the "Commencement Date" set forth in the Warrant), was set to July 8, 2015.

C.           Dividends

Dividends may be paid by the Company only out of RiT Technologies Ltd.’s earnings and other surpluses as calculated in Israeli currency and as defined in the Israeli Companies Law, 1999 (as amended), as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. There are no restrictions on the ability of the US subsidiary to transfer funds to RiT Technologies Ltd., its parent company, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. To date, the Company has never declared or paid any cash dividends on its ordinary shares. The Company currently intends to retain any future earnings to finance operations and to expand its business and, therefore, does not expect to pay any cash dividends in the foreseeable future.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information

A.           Balance Sheets

1.            Cash and cash equivalents

Comprised of:

	June 30,	December 31,
	2015	2014
	US$ thousands	US$ thousands
Cash and deposits *	1,232	1,604

*
As of June 30, 2015 $51,000 is deposited in NIS bearing an average annual interest of 0.02%. An amount of $42,000 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

*
As of December 31, 2014 $50,000 is deposited in NIS bearing an average annual interest of 0.15%. An amount of $42,000 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information (cont’d)

A.           Balance Sheets (cont’d)

2.            Trade receivables, net

Trade receivables, net, consist of the following:

	June 30	December 31
	2015	2014
	US$ thousands	US$ thousands
Trade receivables	6,333	2,477
Less allowance for doubtful accounts (*)	(382)	(797)

	5,951	1,680

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands

Balance as of December 31, 2013	615
Additions	215
Deductions	(33)

Balance as of December 31, 2014	797
Additions	3
Deductions	(418)

Balance as of June 30, 2015	382

3.            Other current assets

Other current assets consist of the following:

	June 30	December 31
	2015	2014
	US$ thousands	US$ thousands
Receivables from the Government of Israel:
Value added tax authorities	17	61
Other	414	274
	431	335

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information (cont’d)

A.           Balance Sheets (cont’d)

4.	Inventories

Inventories consist of the following:

	June 30	December 31
	2015	2014
	US$ thousands	US$ thousands
Raw materials and subassemblies	2,456	2,051
Work in process	127	44
Finished products	912	1,522
	3,495	3,617

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30	December 31
	2015	2014
	US$ thousands	US$ thousands
Employees and employee institutions	821	828
Accrued expenses	253	394
Provision for product warranty	100	100
Other	341	232
	1,515	1,554

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information (cont’d)

B.	Statements of operations

1.	Sales(1)

(a)	Classification of sales by geographical destination:

	Six months ended June 30	Six months ended June 30
	2015	2014
	US$ thousands	US$ thousands
United States	17	54
Europe	4,826	1,429
Israel	1,725	1,143
South and Latin America	24	487
Asia Pacific	1,337	530
Rest of the world	7	47
	7,936	3,690

(1)	Sales are attributed to geographical areas based on location of customers. The Company’s property and equipment is primarily located in Israel.

(b)	Principal customers:

During the six months ended June 30, 2015 there were three customers that represented *50%, 13% and *11% of total sales. During the six months ended June 30, 2014 there were three customers that represented 18%, 13% and 11% of total sales.

* 50% and 11% are related parties.

2.            Cost of sales

Cost of sales consists of the following:

	Six months ended June 30	Six months ended June 30
	2015	2014
	US$ thousands	US$ thousands
Payroll and related benefits	317	559
Materials purchased	1,680	1,555
Subcontracted work	1,800	704
Write-down of inventories	-	-
Other production costs	388	246

	4,185	3,064
Decrease / (increase) in inventories	122	(709)
	4,307	2,355

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Related Parties Balances and Transactions

The Company is party to many related party agreements and transactions. These agreements and transactions have all been approved by the appropriate bodies in accordance with the Israeli Companies Law and regulations promulgated thereunder based on the belief that the terms are beneficial to the Company and no less favorable to the Company than terms which might be available to the Company from unaffiliated third parties.

A.           Balances with related parties

The following related party balances are included in the balance sheets:

	June 30	December 31
	2015	2014
	US$ thousands	US$ thousands
Principal/controlling:
Accounts receivable trade	3,344	287
Principal shareholder convertible loan	3,000	1,000

B.           Income from or expenses to related parties

The following related party transactions are included in the statements of operations.

	Six months ended June 30	Six months ended June 30
	2015	2014
	US$ thousands	US$ thousands
Income:
Sales	4,893	251

Costs and expenses:
Financing expense	31	24

Note 6 - Subsequent Events

1.
On August 9, 2015, the Company closed an equity investment in its recently incorporated Israeli-subsidiary named RiT Wireless Ltd. ("RiT Wireless"), by Invencom Technologies Ltd., ("Invencom", an Israeli private company and an affiliate of Stins Coman, the controlling shareholder of the Company.

Under the terms of said investment, Invencom purchased ordinary shares of RiT Wireless for a purchase price of $5,000,000, which reflects a post-money valuation of approximately $15 million for RiT Wireless. The purchase price will be paid in three installments, the first of which was $1.3 million paid at the closing by Invencom to RiT Wireless.  Following the investment transaction, Invencom owns 33% of the ordinary shares of RiT Wireless and RiT owns the remaining 67%.

Prior to said investment, the Company and RiT Wireless finalized a restructuring relating to the Indoor Wireless Optical Network (IWON) Technology including its product known as  Beamcaster, whereby said technology was contributed to RiT Wireless, for no consideration, by means of a Technology Transfer Agreement signed between the parties. In addition, the Company and RiT Wireless entered into a Transition Services Agreement under which, the Company will provide transition services to RiT Wireless, including administration services, sublease of office and warehouse space, bookkeeping, IT Services and more. The Effective Date in both, the Technology Transfer Agreement and the Transition Services Agreement, was set to be as of July 1, 2015.